Exhibit 6

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DRILLING AT WHEELER RIVER INTERSECTS 55% eU3O8 OVER 6.0
METRES AND EXTENDS HIGH GRADE URANIUM MINERALIZATION
Toronto, ON — June 30, 2009... Denison Mines Corp. (DML:TSX) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report that the ongoing summer drill program at the Wheeler River property in the Athabasca Basin of northern Saskatchewan has significantly extended the previously known uranium mineralization on the eastern portion of the Phoenix discovery (previously called the R Zone) (see attached Map).
Phoenix East
Drill holes WR-272, 273 and 274 have intersected high-grade uranium mineralization, at a depth of approximately 400 metres (“m”), which has extended this zone a further 150 m to the northeast to a strike length of over 250 m (Table 1). The eastern portion of the Phoenix discovery remains undrilled along strike to the northeast and for at least 150 m to the southwest where it may continue as part of the western zone.
Table 1. Phoenix East Results (see Map)

	From	To	Interval	Probe Grade
Hole #	(m)	(m)	(m)	(% eU3O8)

WR-272	411.5	413.6	2.1	6.75%
And	414.3	414.8	0.5	2.60%

WR-273	403.9	409.9	6.0	55.0%

WR-274	412.5	415.5	3.0	16.9%
And	417.1	417.7	0.6	2.1%
And	418.5	418.9	0.4	2.7%
And	419.1	420.3	1.2	2.9%
And	428.8	430.2	1.4	2.3%
Drill hole WR-275, designed to test for the extension of the eastern zone 50 m to the northeast of drill hole WR-274, is currently in progress.
The intersections in drill holes WR-272 and 273 were unconformity type and included 5.0 m of massive pitchblende in drill hole WR-273. In drill hole WR-274, the high-grade interval was unconformity type mineralization, with the other four intervals in this drill hole being stringer zones in intensely altered basement rocks. This is the first time intense alteration of this type has been encountered in the basement rocks along the Phoenix mineralized trend.
Phoenix West
The western portion of the Phoenix discovery extends south-westerly from Line L150 (see Map).
Drill hole WR-270 was drilled to test for unconformity type mineralization at the southwestern end of the zone. Minor mineralization was encountered grading 0.35% eU3O8 over 1.4 m from 375.35 m. The unconformity was intersected 15 m higher than expected and further testing of this area will be carried out in 2010.

Drill hole WR-271 tested for mineralization in the quartzite ridge to the northwest of drill hole WR-260. No mineralization of consequence was intersected in this hole.
The western portion of the Phoenix discovery remains open along the unconformity in all directions and further drilling is planned in 2010 to further evaluate the high grade mineralization and intense alteration zone encountered in the drilling completed to date.
All drill holes reported to date were drilled at -80 degrees, and while the exact attitude of the mineralization remains uncertain, it is believed, at this time, that the mineralized intervals represent near true widths. All results are reported at a 1.0% eU3O8 cut-off, except for drill hole WR-270 which is at a 0.05% eU3O8 cut-off, based on industry standard down hole probing equipment. Assay results for drill holes WR-270 to 274 will be reported when they have been received.
The 11 drill hole, 5,500 m summer program is ongoing. The remainder of the program will focus on extending the eastern portion of the Phoenix mineralization along strike to the northeast in preparation for the planning of a major resource delineation program to be carried out in 2010.
The Wheeler River Property, which hosts the Phoenix discovery, is located in the Athabasca Basin between the McArthur River and Key Lake operations. This discovery has many geological similarities to the McArthur River deposit but is at a shallower depth.
Denison is the operator of and holds a 60% interest in the Wheeler River Property. Cameco Corp. holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 26, 2009 filed under the Company’s profile on the SEDAR website.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein President and Chief Executive Officer	(416) 979-1991 Extension 232

James R. Anderson Executive Vice President and Chief Financial Officer	(416) 979-1991 Extension 372

James W. Gill Chairman	(416) 979-1991 Extension 231

Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Forward looking statements include, but are not limited to, statements with respect to the proposed transactions announced; the development potential of Denison’s properties, including those of its joint ventures; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues, currency exchange rate fluctuations, government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: the need for continued cooperation by the parties to the proposed transactions in this negotiation and execution of definitive agreement, and performance of their obligations thereunder; unexpected events during construction, expansion and stasrt-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009 available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Annual Report on Form 40-F of Denison for the year ended December 31, 2008 and other continuous disclosure documents filed since December 31, 2008 available at http://www.sedar.com, for further information relating to their mineral resources and mineral reserves.

DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
PHOENIX FAULT
Athabasca Basin
Wheeler River Property
McClean Mill/Mines
Midwest A
Cigar Lake
McArthur River (P2N)
Key Lake Mine/Mill
Rabbit Lake Milling
Denison-Areva-OURD
100% Denison
Denison-JNR option
Denison-Freport-McMoRan option
Denison-Areva-JCU
Denison-Cameco-JCU
50% Denison-50% Santoy
Denison-Con. Abaddon option
Denison-Cameco option
United Carina option
Forum Uranium
Uranium mines, depleted mines and deposits
pelite
graphitic pelite
garnetiferous pelitic gneiss
quartzite
WR-261 7.4%U_3O_8/1.5m 1.55%U_3O_8/0.5m
Three stringers in the basement
WR-258 25.7%U_3O_8/2.5m
WR-259 19.9%U_3O_8/4.0m
WR-266 7.18%U_3O_8/0.5m
WR-253 1.40%U_3O_8/4.0m 1.75%U_3O_8/0.5m
WR-251 0.78%U_3O_8/2.3m
WR-270 0.35%eU_3O_8/1.4m
WR-260 0.25%U_3O_8/1.5m
WR-267 23.3%U_3O_8/3.0m
WR-268 13.2%U_3O_8/3.0m 3.0%U_3O_8/0.5m
WR-269 9.8%eU_3O_8/1.5m 2.5%U_3O_8/1.5m
WR-273 55%eU_3O_8/6.0m
WR-274 16.9%eU_3O_8/3.0m and 2.1%eU_3O_8/0.6m and 2.7%eU_3O_8/0.4m and 2.9%eU_3O_8/1.2m and 2.3%eU_3O_8/1.4m
WR-272 6.75%eU_3O_8/2.1m and 2.6%eU_3O_8/0.5m
WR-249 1.72%U_3O_8/1.4m
Sandstone Lithology
MFa
MFb
MFc
MFd
Uranium Intersection
0
100m
WR-275
WR-190A
WR-265
WR-262
WR-264A
WR-256
WR-271
WR-257
WR-252
WR-263
WR-254
WR-255